

July 1, 2022

Allison Koehler
General Counsel and Secretary
Bark, Inc.
221 Canal Street
New York, NY 10013

      Re: Bark, Inc.
          Post-Effective Amendment No. 1 to Registration Statement
          Filed June 3, 2022
          File No. 333-257306

Dear Ms. Koehler:

We have reviewed your post-effective amendment and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement

General

1. We note that the Form S-1 declared effective on July 2, 2021 registered the issuance of up to 8,478,333 shares of common stock issuable upon the exercise of your public warrants as well as the resale by the selling securityholders of (i) up to 20,000,000 PIPE Shares, (ii) up to 1,897,212 shares of common stock issuable upon the exercise of the other warrants, (iii) up to approximately $98,434,330 in aggregate principal amount of the 2025 Convertible Notes (including approximately $21,050,997 principal amount of in-kind interest payments on the currently outstanding 2025 Convertible Notes through their maturity date) and (iv) up to 9,843,433 shares of common stock issuable upon conversion of the 2025 Convertible Notes, (including 2,105,100 shares of common stock issuable upon the conversion of approximately $21,050,997 principal amount of in-kind interest payments on the currently outstanding 2025 Convertible Notes through their maturity date).

We note that you now seek to register the issuance of (i) up to 8,478,333 shares of common stock issuable upon the exercise of the public warrants and (ii) up to 4,558,000 shares of common stock issuable upon the exercise of the sponsor warrants as well as the resale by the selling securityholders of (i) 71,885,620 shares of common stock, including up to (a) 5,570,973 PIPE Shares and (b) 66,314,647 other outstanding shares of common stock held by the selling stockholders and (ii) up to 9,843,433 shares of common stock issuable upon conversion of the 2025 Convertible Notes, (including 1,709,776 shares of common stock issuable upon the conversion of approximately $17,097,757 principal amount of in-kind interest payments on the outstanding 2025 Convertible Notes from June 1, 2022 through their maturity date).

Please explain why you believe you are able to register the issuance of 4,558,000 shares of common stock issuable upon the exercise of the sponsor warrants as well as the resale by the selling securityholders of 66,314,647 shares of common stock in light of the general prohibition against adding securities by means of a post-effective amendment contained in Securities Act Rule 413(a). Refer also to Securities Act Rule Compliance and Disclosure Interpretation 210.01.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services